October 31, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Daegis Inc.
Registration Statement on Form S-3
Filed September 16, 2011
File No. 333-176861

Dear Ms. Katherine Wray:

This letter responds to the letter received from Ms. Katherine Wray of the Securities and Exchange Commission (the “SEC”), dated October 13, 2011, to Mr. Todd Wille, Chief Executive Officer of Daegis Inc. (the “Company”).

Referring to the October 13, 2011 SEC letter:

General

1.	We note that Daegis has a pending confidential treatment request (CF No. 27308) for portions of the exhibits to a Form 8-K filed on July 7, 2011. Comments on this request will be provided separately. Please be advised that all comments relating to the confidential treatment request will need to be resolved prior to the requested effective date of the registration statement.

RESPONSE:

We have provided the SEC with comments related to the Company’s pending confidential treatment request (CF No. 27308) which we believe will enable the SEC to complete its review of the Company’s confidential treatment request. We understand the confidential treatment request will need to be resolved prior to the requested effective date of the registration statement.

2.	Certain information appears to have been left blank in your registration statement to be completed in a subsequent pre-effective amendment. For example, we note that the dates of the signatures to each of the following are not provided: the Form S-3, the legality opinion filed as Exhibit 5.1, and the auditor’s opinion filed as Exhibit 23.1. Please ensure that these dates are included in your amended filing, along with all other information required to be provided in the registration statement.

RESPONSE:

In response to the comment, the Company will include the missing information identified above in a subsequent amendment to be filed pending the resolution of all comments relating to the Company’s confidential treatment request.

1420 Rocky Ridge Drive, Suite 380 | Roseville | CA 95661	daegis.com

Securities and Exchange Commission

October 31, 2011

Information Incorporated by Reference, Page 15

3.	Please revise to incorporate by reference into your registration statement all reports required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act since April 30, 2011 (the end of the fiscal year covered by your Form 10-K). In this regard, it appears you should expressly incorporate by reference your current reports on Form 8-K filed on May 5, 2011, July 6, 2011, and July 7, 2011,respectively. See Item 12(a)(2) of Form S-3.

RESPONSE:

We have revised our registration statement to incorporate by reference all reports required to be filed pursuant to Section 13(a) or 15(d) of the Exchange Act since April 30, 2011 (the end of the fiscal year covered by our Form 10-K).

Please contact me, Todd E. Wille, Chief Executive Officer at (916) 218-4787; our Chief Financial Officer, Steven D. Bonham at (916) 218-4788; or our Company counsel, Sanjay M. Shirodkar of DLA Piper LLP (US), at (410) 580-4184 should you have any further questions, comments, or concerns.

Sincerely,
Daegis Inc.

By:	/s/ Todd E. Wille
Todd E. Wille
Chief Executive Officer

cc: Sanjay M. Shirodkar